VIA EDGAR

September 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Neptune Wellness Solutions Inc.

Registration Statement on Form S-3 Filed on August 25, 2022

File No. 333-267070

Acceleration Request

Requested Date: September 23, 2022

Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neptune Wellness Solutions Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-267070) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form S-3 in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended. Such request may be made by any officer of the Registrant.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Christopher Piazza, Deputy General Counsel – Corporate of the Registrant, by email at c.piazza@neptunecorp.com or at 828-409-4941. Thank you for your assistance.

Sincerely,

/s/ Raymond Silcock
Raymond Silcock
Chief Financial Officer